Exhibit 99.1

8 October 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Commencement of MTD201 Phase 1 Study

Midatech (AIM: MTPH.L; NASDAQ: MTP), the R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, announces that further to the announcement made on 20 September 2019, its MTD201 Phase 1 study ("Study 102") for the treatment of acromegaly and neuroendocrine tumours (NET) has commenced.

The first cohort of healthy volunteers, 14 out of 28 subjects, received one dose of Sandostatin 100 microgram/1 ml solution for injection on 5 October 2019, which was followed yesterday by a 30mg injection of MTD201 via either the subcutaneous or intramuscular route (subjects were randomised between the two groups). The remaining 14 subjects will undergo the same procedures later this week to complete the dosing phase of the study.

Following MTD201 dosing, all subjects enter a 63 day observation and sampling period. This data will then be analysed, with top line results expected by the end of 2019 or early in 2020.

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).

MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com